Exhibit 99.1

Tiziana Life Sciences Announces Positive Results in Treating Spinal Cord Injury With Nasal Anti-CD3

NEW YORK, January 23, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced results from studies using a nasal anti-CD3 monoclonal antibody in traumatic spinal cord injury (SCI).

Spinal cord injury is a devastating global health issue with profound implications for both mortality and morbidity. The inflammatory response mediated by microglia is a critical component in the pathogenesis of SCI. In these studies, the preclinical model was subjected to a spinal cord injury and then was treated with nasal anti-CD3, resulting in notable advancements in motor functions.

Furthermore, spinal cord injuries (SCIs) are complex neurotraumatic wounds affecting military Service members, their families, Veterans, and the general population. These are serious injuries with long-term consequences requiring lifelong care. It is estimated that about 300,000 individuals are living with an SCI, and this number continues to grow as over 17,000 new cases occur in the U.S. each year (https://cdmrp.health.mil/scirp/default).

“Our pre-clinical findings underscore the pivotal role of nasal anti-CD3 in modulating microglial inflammation associated with spinal cord injury,” Dr. Howard Weiner, Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system.

Dr. Saef Izzy, Associate Professor of Neurology at Harvard Medical School, commented, “Treatment with nasal anti-CD3 not only dampened microglial activation but also led to marked improvements in motor function among the injured models. These results hold promise for a transformative therapeutic approach in SCI.”

CEO of Tiziana Life Sciences, Ivor Elrifi, highlighted the strategic implications, stating, “We are swiftly advancing towards expanding our nasal foralumab technology from successful applications in neurologic diseases like secondary progressive multiple sclerosis to now encompass spinal cord injury. This underscores our commitment to pioneering treatments that address significant unmet medical needs.”

About Foralumab

Foralumab is a fully human anti-CD3 monoclonal antibody that has been shown to stimulate T regulatory cells when dosed intranasally. Intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com